Exhibit 3.20

State of Delaware
Secretary of State
Division of corporations
Delivered 10:48 AM 05/18/2011
FILED 10:48 AM 05/18/2011
SRV 110567095 - 4984568 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Quality Investment Properties Lenexa, LLC

Second: The address of its registered office in the State of Delaware is 615 S. .DuPont Highway in the City of Dover Zip code 019901. The name of its Registered agent at such address is Capitol Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is ___________________________________.”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate Formation this 18th day of May , 2011.

By:	/s/ Chad L. Williams
Authorized Person (s)

Name:	Chad L. Williams